ITAUSA - INVESTIMENTOS ITAU S.A.              BANCO ITAU HOLDING FINANCEIRA S.A.
                    CAJA DE AHORROS Y PENSIONES DE BARCELONA

                          DISCLOSURE OF A MATERIAL FACT

     ITAUSA - INVESTIMENTOS ITAU S.A ("ITAUSA"), BANCO ITAU HOLDING FINANCEIRA S.A. ("ITAU") and CAJA DE AHORROS Y PENSIONES DE BARCELONA ("LA CAIXA") wish to announce to the market that LA CAIXA has informed its intention of gradually selling its preferred stock participation in ITAU via the Sao Paulo Stock Exchange (Bovespa).

     This decision is the result of changes in LA CAIXA's investment policy contained in its strategic plan following the adoption of the new IFRS - International Financial Reporting Standards / IAS - International Accounting Standards, which came into effect in the European Union as from January 1 2005. These standards require an investment stake of at least 20% before results can be consolidated. Should this not be the case, such investments are booked at cost and recognized as income from dividends and/or as interest on equity capital.

     It has therefore been decided in accordance with the highest principles governing the strategic mutual interests between the parties concerned, that the current Stockholders' Agreement is to be terminated. In so doing, ITAUSA relinquishes its preemptive rights to the acquisition of the shares (3.12% of ITAU's total capital stock), and consequently LA CAIXA shall no longer be eligible to appoint a member to the Board of Directors, a member to sit on the International Advisory Board, and a Managing Director as permitted under the above-mentioned Agreement.

     ITAU intends to buy back these shares to be held as treasury stock at a time when prevailing market conditions are conducive. Management believes the eventual share buy-back creates stockholder value by increasing earnings per share (EPS), neither affecting ITAU's operations, nor significantly changing its capital adequacy ratios and limits.

     The expected consequence for ITAUSA in terms of adjustments to its equity pick-up, bearing in mind that the shares in question shall be entirely acquired by ITAU (based on the average share price for June 3 2005) translates into a reduction of approximately R$ 520 million in its result. However, this does not represent any disbursement, at the same time contributing to an increased stake in ITAU's total capital stock from 46.8% to 48.3%.

     The partnership with LA CAIXA will continue through the investment held in Banco BPI S.A. and the close cooperation involving capital flows between Brazil and the Iberian Peninsula.

                             Sao Paulo, June 7 2005.


HENRI PENCHAS                ALFREDO EGYDIO SETUBAL     MARCELINO ARMENTER VIDAL
Investor Relations Officer   Investor Relations Officer Executive Director
ITAUSA - INVESTIMENTOS ITAU  BANCO ITAU HOLDING         CAJA DE AHORROS Y
S.A.                         FINANCEIRA S.A.            PENSIONES DE BARCELONA